AB INTERNATIONAL GROUP CORP.

Frunze Street 176, Issikatinskiy district, Milianfan, Kyrgyzstan, 720000

Tel. +996-558-414146

December 12, 2014

Mr. Michael Kennedy,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: AB International Group Corp.

       Amendment No.1 to Registration Statement on Form S-1

       Filed November 24, 2014

       File No. 333-199238

Dear Mr. Michael Kennedy:

AB International Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated November 4, 2014 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on October 10, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to comment 1 in our letter dated November 4, 2014 and your statements in support of the conclusion that your operations are more than nominal. Without further information, the actions described do not fully allay our concern that your company may be a shell company, particularly in light of the limited nature of your assets and operations. In particular, we note that although you have purchased one car for resale, you have no other assets and you have yet to identify any customers or any plan for selling the one car that you have purchased. If there are additional factors that you believe disqualify your company from being a shell company, please provide us with your analysis of such factors. In doing so, please discuss in more detail your day-to-day operations. Alternatively, please revise your disclosure throughout your filing to state that you are a shell company as the operations you describe in your response appear to be nominal.

Our response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1.      Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital and finding, purchasing and selling our first car.

2.      Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business of selling used automobiles. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3.      The registrant has $10,707 in assets that consist of not only cash.

4.      Our Sole officer and director has specific background experience in our line of business as stated in the S-1.

5.     As of November 30, 2014 we have generated $8,200 in revenue and had a gross profit of $1,200.

6.   We have already started operations and continue to develop our business. On September 3, 2014 we purchased first car for resale for $7,000, identified a customers and sold the car that we had purchased. Our sole officer and director is looking for a new car for resale.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Use of Proceeds, page 14

2. We note your response to comment 6 in our letter dated November 4, 2014 that you have revised your filing to include an order of priority. If you have listed your use of net proceeds in the order of priority in which you intend to use them, please revise your disclosure to state as much.

Our Response: We have revised to state that we listed our use of net proceeds in the order of priority in which you intend to use them.

Management’s Discussion and Analysis of Financial Condition or Plan of Operation, page 16

Develop and Implement Marketing Strategy, page 19

3. We note your response to comment 7 in our letter dated November 4, 2014. We reissue our comment. Please revise your disclosure to elaborate on Mr. Aitbaev’s contacts in the automobile industry.

Our Response: In response to this comment, the company wishes to delete statement regarding to the Mr. Aitbaev’s contacts in the automobile industry.

Description of Business, page 22

General, 22

4. We note your response to comments 9 and 10 in our letter dated November 4, 2014. We reissue our comments in part. With respect to comment 9, you have not addressed the statement you make about your ability to be profitable. Further, with respect to comments 9 and 10, it is unclear how you will finance the future purchase of cars “from selling our cars” since you have only purchased one car to date. Additionally, you have stated that Mr. Aitbaev, who funded the purchase of your one car, is under no obligation to lend you future funds. Please revise to address how you will fund future purchases. If you are dependent on the proceeds from this offering for your short-term liquidity needs, please state so. If you are not certain how you will fund your long-term liquidity needs and, as a result, have no ability to assess when you might be profitable, please state as much.

Our Response: We have revised our disclosure to address the comments of the commission.

Exhibit 5.1

5. We note your response to comment 15 in our letter dated November 4, 2014. We reissue our comment as it does not appear that counsel has made the suggested revisions in response to our comment. Counsel’s opinion continues to refer to the transfer of shares “by the holders thereof” and “those holders are identified in that registration statement,” which suggests that you are registering a secondary transaction when, in fact, it appears that you are registering a primary transaction. Please ask counsel to revise his opinion accordingly.

Our Response: We have filed a revised Exhibit 5.1.

Exhibit 23.1

6. We note that your auditor previously provided a consent to the use of its audit report that was dated October 7, 2014. Given the extended period of time that has passed since this consent was provided, please file an updated consent from your auditor.

Our Response: We have filed an updated consent from our auditor.

Please direct any further comments or questions you may have to the company at bekenaitbaev@gmail.com.

Thank you.

Sincerely,

/S/ Beken Aitbaev

Beken Aitbaev, President